Exhibit (a)(1)(G)

Not for Immediate Release

LIFE SETTLEMENT LIQUIDITY OPTION, LLC ANNOUNCES

EXTENSION OF TENDER OFFER FOR INTERESTS OF

LIFE PARTNERS POSITION HOLDER TRUST AND

LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

TO 5:00 P.M. NEW YORK CITY TIME ON THURSDAY DECEMBER 20, 2018

NEW YORK – December 17, 2018 – Life Settlement Liquidity Option, LLC (the “Offeror”) today announced the extension of the tender offers (referred to as the “Offer”) commenced on November 13, 2018 to purchase a portion of the outstanding position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust (the “Trust”) and a portion of the outstanding IRA Partnership Interests (the “Partnership Interests,” and, together with the Trust Interests, the “Interests”) of Life Partners IRA Holder Partnership, LLC (the “Partnership”). Life Settlement Liquidity Option, LLC is an affiliate of Anchorage Capital Group, L.L.C.

The Offer, which was previously scheduled to expire at 5:00 p.m. New York City time on Monday, December 17, 2018, has been extended to 5:00 p.m. New York City time on Thursday, December 20, 2018, unless further extended or earlier terminated in accordance with its terms.

Computershare Trust Company, N.A., the Depositary for the Offer, has advised the Offeror that, as of 5:00 p.m., New York City time, on Friday, December 14, 2018, an aggregate of 12,085,218 Trust Interests and an aggregate of 1,248,839 Partnership Interests were validly tendered.

All other terms and conditions of the Offer remain the same.

Georgeson LLC is acting as information agent for the Offer.

About Anchorage

Anchorage Capital Group, L.L.C. is a New York-based registered investment adviser founded in 2003. The firm manages private investment funds across the credit, special situations and illiquid investment markets of North America and Europe using an active long and short basis, with particular focus on defaulted and leveraged issuers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Interests. The Offer is being made solely by the Offer to Purchase and the related Assignment Forms, as they may be amended or supplemented. Holders of Interests and investors are urged to read the tender offer statement on Schedule TO filed November 13, 2018 with the SEC in connection with the Offer, which includes as exhibits the Offer to Purchase, the related Assignment Forms and other offer materials , and any further amendments or supplements to the Schedule TO or the Offer to Purchase when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov); from Georgeson LLC, the information agent for the Offer, by telephone at: (866) 767-8986 (toll-free) or in writing to: 1290 Avenue of the Americas, 9th Floor, New York, NY 10104.

Contact

Anchorage Capital Group, L.L.C. Phone: (212) 432-4600